UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 22, 2020

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B

No. 58 Jianguo Road, Chaoyang District

Beijing 100024, People’s Republic of China

(Address of Principal Executive Offices.)

1F, Building 7

No. 58 Jianguo Road, Chaoyang District

Beijing 100024, People’s Republic of China

(Former Address of Principal Executive Offices)

1177 Avenue of the Americas

5th Floor

New York, NY 10036

212 488 4974

(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On May 22, 2020, Wins Finance Holdings Inc. (the "Company") received a delisting determination letter (the "Determination Letter") from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq"). The Determination Letter notified the Company that since it had not filed its Annual Report on Form 20-F for the fiscal year ended June 30, 2019 (the "2019 20-F") by May 13, 2020, the deadline by which the Company was to file the 2019 20-F in order to regain compliance with Listing Rule 5250(c)(1), the Company's common stock is subject to delisting from The Nasdaq Capital Market. The Company intends to timely request a hearing before the Nasdaq Hearings Panel (the "Panel") under Listing Rule 5815(a) to present its plan to regain compliance with Listing Rule 5250(c)(1).

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 25, 2020, (i) Haoying Yang resigned from his position as a member of the Board of Directors of the Company, and (ii) Zhide Zhou resigned from his position as Chief Operating Officer of the Company.

Also on May 25, 2020, the Company’s Board of Directors appointed Renhui Mu, the Company’s Chief Executive Officer and a member of the Board of Directors, as Chairman of the Board of Directors of the Company.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press release dated May 26, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 28, 2020

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name:	Renhui Mu
Title:	Chief Executive Officer